SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MarketWise, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)
57064P107
(CUSIP Number)

Frank Porter Stansberry
1001 Cathedral Street, Fourth Floor
Baltimore, MD 21201
(888) 610-8895

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 20, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57064P107

1	NAME OF REPORTING PERSON Frank Porter Stansberry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 67,665,228 [See Item 5]
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER 67,665,228 [See Item 5]
	10	SHARED DISPOSITIVE POWER NONE
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,665,228
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69% [See Item 5]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Explanatory Note

The Reporting Person (as defined in Item 2 below) previously filed a Schedule 13G on February 14, 2022 pursuant to Rule 13d-1(d). On July 27, 2022, the Reporting Person acquired beneficial ownership of more than 2% of the outstanding shares of Class A Common Stock (as defined in Item 1 below) over a twelve-month period and as a result ceased to be eligible to file a Schedule 13G under Section 13(d)(6)(B) of the Securities Exchange Act of 1934, as amended. Accordingly, the Reporting Person filed a Schedule 13D on September 9, 2022. On January 20, 2023, the Reporting Person made proposals involving material changes to the information provided in Item 4, and is filing an amended Schedule 13D as a result.

Item 1. Security and Issuer.

This Statement relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of MarketWise, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 1125 N. Charles Street, Baltimore, Maryland 21201.

Item 2. Identity and Background

(a) This Statement is filed by Frank Porter Stansberry, an individual (the “Reporting Person”).

(b) The business address of the Reporting Person is 1001 Cathedral Street, Fourth Floor, Baltimore, MD 21201.

(c) The Reporting Person is the Founder of Porter & Company, LLC. Porter & Company, LLC’s principal business is to provide investment research. The business address is 1001 Cathedral Street, Fourth Floor, Baltimore, MD 21201.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Reporting Person was subject to a permanent injunction, entered April 10, 2003, enjoining future violations of the securities laws, which was vacated by the United States District Court for the District of Maryland on October 12, 2022. SEC v. Agora, Inc. et al, MJG-03-01042 (D. Md.)

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person acquired 2,851,014 shares of Class A Common Stock in open market purchases from January 20, 2022 through the date of this filing. The aggregate purchase price for all shares of Class A Common Stock was approximately $7,901,199 , paid using the Reporting Person’s personal funds.

Previously, on July 21, 2021, the Reporting Person received 64,814,214 Common Units of MarketWise LLC, as a result of the recapitalization of MarketWise, LLC in connection with the completion of a series of transactions by which MarketWise, Inc. became a public reporting company. The Common Units of MarketWise LLC are exchangeable for shares of Class A Common Stock of the Issuer on a one-for-one basis at the option of the holder. The resale restrictions on the Class A Common Stock terminated on January 17, 2022, and the Issuer filed a registration statement covering the resale of the authorized, but not issued and outstanding Class A Shares underlying the Common Units of MarketWise, LLC owned by the Reporting Person, which was most recently declared effective on March 15, 2022. Accordingly, the Reporting Person is the beneficial owner of the 64,814,214 Class A Common Stock underlying the Common Units of MarketWise LLC.

Item 4. Purpose of Transaction

The Reporting Person believes that the Issuer’s Class A Common Stock were undervalued by the market at the times of the share purchases.

The Reporting Person intends to review the investment in the Issuer on a continuing basis and may acquire additional shares of Class A Common Stock or dispose of shares of Class A Common Stock based upon consideration of various factors, including, without limitation, the price levels of the Class A Common Stock, general market and economic conditions, the Issuer’s business, financial condition, and prospects, and the Reporting Person’s need for liquidity.

On June 27, 2022, the Reporting Person filed a letter to the Issuer demanding production of certain of the Issuer’s books and records relating to the series of transactions culminating in the Issuer becoming a public company, pursuant to Section 220 of the General Corporation Law of the State of Delaware. The Reporting Person subsequently withdrew the demand letter on August 25, 2022, without prejudice to his ability to renew in the future without the Issuer’s consent. On September 6, 2022, the Reporting Person informally expressed interest to certain board members and executive officers of the Issuer in obtaining a board seat at the Issuer and the return of the proxy to vote the Reporting Person’s shares. The Reporting Person also informally identified potential strategic acquisitions for the Issuer and a potential role for the Reporting Person on the Issuer’s management team. On multiple occasions, the Reporting Person has also expressed to certain board members and executive officers of the Issuer his disagreements with management relating to the series of transactions culminating in the Issuer becoming a public company. Notwithstanding the foregoing, no formal plans or proposals were made to the Issuer pursuant to these communications.

On December 20, 2022, the Issuer’s Board of Directors (“Board”) invited the Reporting Person to join the Board. On January 13, 2023, the Reporting Person informed the Issuer that he is not accepting the invitation to join the Board. The Reporting Person issued a letter on January 20, 2023 to the Board communicating his concerns with the Board’s and Issuer’s performance since becoming a public company, highlighting specific, problematic actions taken by the Board and current and former management. Additionally, the Reporting Person demands the immediate resignation of the entire board of directors, with the exception of Van Simmons, the calling of a special shareholder meeting to constitute a new board, and the firing of the Issuer’s General Counsel. Further, the Reporting Person demands the Board launch investigations into the Ascendant transaction, the September 2022 warrant conversion transaction, and specific actions taken by the former Chief Executive Officer of the Issuer.

The Reporting Person intends to explore all potential ways to change the composition of the board. The Reporting Person intends to engage with the Board and Issuer’s management concerning such a change. The Reporting Person may also engage the Board and the Issuer’s management to change the Issuer’s dividend policy to begin paying dividends, to discuss the business, financial condition, and operations of the Issuer, and to discuss potential business combinations and strategic alternatives.

Except as set forth above, the Reporting Person has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to change his plans at any time.

Item 5. Interest in Securities of the Issuer

(a)
The Reporting Person is the beneficial owner of 67,665,228 shares of Class A Common Stock, constituting approximately 69% of the class outstanding. Specifically, the Reporting Person is the holder of record of 2,851,014 shares of Class A Common Stock purchased in open market transactions. Additionally, the Reporting Person has the right to acquire 64,814,214 shares of Class A Common Stock underlying the Reporting Person’s Common Units of MarketWise, LLC: (i) 62,247,571 shares of Class A Common Stock underlying Common Units of MarketWise, LLC held of record by the Reporting Person and (ii) 2,566,643 shares of Class A Common Stock underlying Common Units of MarketWise, LLC held by a limited liability company over which the Reporting Person has beneficial ownership. As of October 31, 2022, there were 33,873,502 shares of Class A Common Stock outstanding according to the Issuer. In accordance with Rule 13d-3(d)(1)(i), the 64,814,214 shares of Class A Common Stock underlying the Common Units of MarketWise, LLC beneficially owned by the Reporting Person are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by the Reporting Person only.

(b)
The Reporting Person has sole power to dispose or to direct the disposition of 67,665,228 shares of Class A Common Stock. The Reporting Person has sole power to vote or direct the vote of all of his shares shares of Class A Common Stock; they are no longer subject to a proxy to the Issuer

(c)	The Reporting Person has not engaged in transactions in the Class A Common Stock during the past sixty days.
(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Class A Common Stock owned by the Reporting Person.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

The shares held by the Reporting Person are no longer subject to a voting proxy in favor of the Issuer. The Issuer waived the previously reported proxy on December 16, 2022.

Additionally, the Reporting Person is entitled to registration rights relating to the shares of Class A Common Stock underlying the Common Units of MarketWise, LLC pursuant to the Amended and Restated Registration Rights Agreement dated July 21, 2021. The Amended and Restated Registration Rights Agreement is filed as Exhibit 10.1 to the Issuer’s Form 8-K filed July 28, 2021.

Item 7.          Material to be Filed as Exhibits.

Exhibit
No.	Description of Document

99.1
Amended and Restated Registration Rights Agreement dated July 21, 2021, by and among MarketWise, Inc., Ascendant Sponsor LP, and certain members of Ascendant Sponsor LP and of MarketWise, LLC (incorporated herein by reference to Exhibit 10.1 in MarketWise, Inc.’s Form 8-K filed with the SEC on July 28, 2021.

99.2	Letter, dated January 20, 2023, from Frank Porter Stansberry to the Board of Directors of Marketwise, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 2023	/s/ Frank Porter Stansberry
Frank Porter Stansberry